EXHIBIT 99.1

HEXO appoints Chief People & Culture Officer

OTTAWA, Aug. 26, 2021 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO” or the “Company”) (TSX: HEXO; NASDAQ: HEXO) is pleased to announce that it has appointed Guillaume Jouët as Chief People & Culture Officer, effective September 8, 2021.

"We are looking forward to welcoming Guillaume to the team as we continue to expand rapidly in Canada, into the U.S. and globally,” said HEXO CEO and co-founder Sebastien St-Louis. “At HEXO, we believe that people are one of our most valuable assets. As Chief People & Culture Officer, Guillaume will be a key member of our executive team as we continue to build out an intentional culture that is aligned with our corporate strategy.”

Guillaume brings more than 20 years of experience as a senior international executive leading human resources, sustainability, public affairs and communications functions, to his role at HEXO. Recognized for successfully connecting growth and sustainability strategies, talent and organization development, innovation, and business opportunities, Guillaume has a proven record of driving engagement and performance. Guillaume’s diverse experience includes manufacturing, consumer packaged goods, agriculture, food products, infrastructure, mining and natural resources with roles at Bel (GoGo squeeZ, The Laughing Cow, Boursin, Babybel, etc.) and Italcementi Group (now Heidelberger Group). ). Most recently, Guillaume has worked as a consultant, advising companies on innovation, sustainability, organization and leadership matters. As HEXO’s Chief People & Culture Officer, Guillaume will oversee the People & Culture group with a focus on developing building an engaged workforce that supports the company’s corporate goals.

Earlier this month, HEXO announced the appointment of Valerie Malone as its new Chief Commercial Officer. Valerie will also join HEXO in the first week of September and will oversee the Marketing, Sales and Product Development groups with a focus on commercial strategy and development.

About HEXO Corp (TSX: HEXO; NASDAQ: HEXO)

HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, UP Cannabis, Original Stash, Bake Sale, Namaste, and REUP brands, and the medical market in Canada, Israel and Malta. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint venture with Molson Coors. In the event that the previously announced transactions to acquire 48North and Redecan close, HEXO expects to be the number one cannabis products company in Canada by recreational market share.

Investor Relations:

invest@HEXO.com

www.hexocorp.com

Media Relations:

(819) 317-0526

media@hexo.com

Two photos accompanying this announcement are available at:

https://www.globenewswire.com/NewsRoom/AttachmentNg/232a9af2-4ef5-4e02-a0e5-58c40f2f8563

https://www.globenewswire.com/NewsRoom/AttachmentNg/8979064c-442f-4de0-952b-6bcb90df6c12